SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

IMPERIAL CHEMICAL INDUSTRIES PLC

2. Name of shareholder having a major interest

THE CAPITAL GROUP OF COMPANIES, INC. ON BEHALF OF ITS AFFILIATES INCLUDING CAPITAL GUARDIAN TRUST COMPANY, CAPITAL INTERNATIONAL S.A., CAPITAL INTERNATIONAL, INC. AND CAPITAL INTERNATIONAL LIMITED

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

NOTIFICATION IS IN RESPECT OF THE SHAREHOLDER AND ITS AFFILIATES NAMED IN TWO ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

THE CAPITAL GROUP COMPANIES, INC.

i) CAPITAL GUARDIAN TRUST COMPANY

State Street Nominees	1,452,300
Bank of New York Nominees	201,900
Northern Trust	170,100
Chase Nominees Limited 7,499,100 BT Globenet Nominees Ltd	227,300
Midland Bank plc	1,233,700
Bankers Trust	530,824
Barclays Bank	15,500
Brown Bros.	56,100
Nortrust Nominees 1,420,906 MSS Nominees Limited	29,000
State Street Bank & Trust Co.	19,700
Citibank NA	12,500
Mellon Bank NA	94,800
ROY Nominees Limited	28,800
Mellon Nominees (UK) Limited	393,700
HSBC	25,900
Morgan Chase Bank	616,600
ii) CAPITAL INTERNATIONAL LIMITED

State Street Nominees Limited 550,800 Bank of New York Nominees 9,897,743 Northern Trust 5,123,160 Chase Nominees Limited 7,721,269 Midland Bank plc 667,000 Bankers Trust 232,500 Barclays Bank 98,600 Citibank London 195,813 Morgan Guaranty 774,700 Nortrust Nominees 7,294,300 MSS Nominees Limited 139,000 State Street Bank & Trust Co 3,018,100 Lloyds Bank 73,400 Citibank	351,565
Citibank NA	1,245,700
Deutsche Bank AG 52,100 Chase Manhattan Nominee Ltd	145,500
HSBC Bank plc	2,354,800
Mellon Bank N.A.	416,500
KAS UK 175,600 Mellon Nominees (UK) Limited 301,700 Bank One London 528,200 JP Morgan Chase Bank	125,800
Fortis Bank 22,500 Metzler Seel Sohn & Co. 312,100 Nordea Bank 216,148 Bayerische Hypo Und Vereinsbank AG 45,100 iii) CAPITAL INTERNATIONAL S.A.

State Street Nominees Limited 70,600 Bank of New York Nominees	158,400
Chase Nominees Limited	973,801
Midland Bank plc 267,000 Pictet & Cie, Geneva	182,400
Nortrust Nominees	25,800
Morgan Stanley	29,900
JP Morgan	2,459,500
State Street Bank & Trust Co. 330,400 Lloyds Bank 71,400 Citibank NA 42,400 Deutsche Bank AG	141,400
HSBC Bank plc	874,300
HSBC	42,200
Raiffeisen Zentral Bank	1,902,600
Lombard Odier Et Cie, Geneva 517,600 Metzler Seel 37,400 Credit Suisse, Zurich 113,200 iv) CAPITAL INTERNATIONAL, INC.

State Street Nominees Limited 2,410,100 Bank of New York Nominees 1,623,690 Northern Trust 84,700 Chase Nominees Limited 6,735,500 Midland Bank plc 161,700 Bankers Trust 85,000 Nortrust Nominees 622,700 State Street Bank & Trust Co 1,114,800 Citibank 49,500 Citibank NA 921,926 HSBC Bank plc 98,648 JP Morgan Chase Bank	231,100
vi) CAPITAL RESEARCH AND MANAGEMENT COMPANY Chase Nominees Limited 5,485,000

5. Number of shares / amount of stock acquired

NOT DISCLOSED

6. Percentage of issued class

NOT DISCLOSED

7. Number of shares / amount of stock disposed

NOT DISCLOSED

8. Percentage of issued class

NOT DISCLOSED

9. Class of security

ORDINARY SHARES OF £1

10. Date of transaction

NOT DISCLOSED

11. Date company informed

16 JANUARY 2007

12. Total holding following this notification

83,955,093 ORDINARY SHARES of £1

13. Total percentage holding of issued class following this notification

7.03%

14. Any additional information

 15. Name of contact and telephone number for queries

EMMA WINCHESTER, 020 7009 5258

16. Name and signature of authorised company official responsible for making this notification

EMMA WINCHESTER, COMPANY SECRETARIAT MANAGER

 Date of notification

17 JANUARY 2007

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